UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 2)

Under the Securities Exchange Act of 1934*
__________________________________________

CERIDIAN HCM HOLDING INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
15677J108
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15677J108	13G

1	NAME OF REPORTING PERSON Cannae Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0 (1) (See Item 4)
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 14,000,000 (1) (See Item 4)
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0 (1) (See Item 4)
	8	SHARED DISPOSITIVE POWER 14,000,000 (1) (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,000,000 (1) (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5% (1) (See Item 4)
12	TYPE OF REPORTING PERSON* CO
(1) As of December 31, 2020. See Item 4 of this Schedule 13G/A. Includes all shares of common stock beneficially owned by Cannae Holdings, LLC (“CHL”). CHL is a wholly-owned subsidiary of Cannae Holdings, Inc.

CUSIP No. 15677J108	13G

1	NAME OF REPORTING PERSON Cannae Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0 (1) (See Item 4)
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 14,000,000 (1) (See Item 4)
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0 (1) (See Item 4)
	8	SHARED DISPOSITIVE POWER 14,000,000 (1) (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,000,000 (1) (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5% (1) (See Item 4)
12	TYPE OF REPORTING PERSON* OO
(1) As of December 31, 2020. See Item 4 of this Schedule 13G/A. Includes all shares of common stock owned by CHL and its wholly-owned subsidiaries.

CUSIP No. 15677J108	13G

Item 1(a).    Name of Issuer
Ceridian HCM Holding Inc. ("Issuer").
Item 1(b).    Address of Issuer's Principal Executive Offices
3311 East Old Shakopee Road
Minneapolis, Minnesota 55425
Item 2(a).    Name of Person Filing
This statement is being filed on behalf of Cannae Holdings, Inc. (“Cannae”) and Cannae Holdings, LLC (“CHL”) (collectively, the “Reporting Persons”). CHL is a wholly-owned subsidiary of Cannae.
An agreement among the Reporting Persons that this Schedule 13G/A is filed on behalf of each of them was previously filed as an exhibit to the Reporting Persons' Schedule 13G.
Item 2(b).    Address of Principal Business Office or, if None, Residence
The principal business office of each Reporting Person is:
1701 Village Center Circle
Las Vegas, Nevada 89134
Item 2(c).    Citizenship
Cannae is a Delaware corporation. CHL is a Delaware limited liability company.
Item 2(d).    Title of Class of Securities
Common Stock, par value $0.01 per share (“Common Stock”), of the Issuer.
Item 2(e).    CUSIP Number
15677J108
Item 3.        Not applicable.
Item 4.        Ownership
(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of the Common Stock of the Issuer, as of December 31, 2020, are incorporated herein by reference. As of December 31, 2020, Cannae beneficially owned an aggregate of 14,000,000 shares of Common Stock (which includes all of the shares of Common Stock owned by CHL), representing approximately 9.5% of the shares of Common Stock outstanding (based on 147,803,003 shares of Common Stock outstanding as of October 30, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020).
Item 5.        Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.        Ownership of More than Five Percent on Behalf of Another Person
The responses of the Reporting Persons to Items 2(a) and 4 are incorporated herein by reference.
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

        Not applicable.
Item 8.        Identification and Classification of Members of the Group
Not applicable.
Item 9.        Notice of Dissolution of Group
Not applicable.

Item 10.        Certification
Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 5, 2021	CANNAE HOLDINGS, INC.
		By:	/s/Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary

CANNAE HOLDINGS, LLC
		By:	/s/Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Managing Director, General Counsel and Corporate Secretary